Exhibit a(5)(D)

Ramius Sends Letter to Independent Members of the Cypress Board

Questions Legitimacy and Authenticity of Company’s Announced Decision to Evaluate Strategic Alternatives to Maximize Shareholder Value

Calls on Board to Immediately Answer Questions Regarding Company’s True Intentions

NEW YORK, Sept. 30 /PRNewswire/ -- Ramius Value and Opportunity Advisors LLC, a subsidiary of Ramius LLC (collectively, “Ramius”), today announced that it delivered a letter to the independent directors of Cypress Bioscience, Inc. (“Cypress” or “the Company”) (Nasdaq:CYPB - News) in response to the Company’s Schedule 14D-9 rejecting Ramius’ $4.25 tender offer and its announcement that the Company will engage in a broad evaluation of Cypress’ strategic alternatives to maximize shareholder value.  Ramius currently owns 9.9% of Cypress and has commenced a tender offer on September 15, 2010 to purchase all of the shares of Cypress it does not currently own for $4.25 per share.  In the letter, Ramius expressed concerns about the legitimacy and authenticity of this strategic review process in light of certain inconsistent statements made by management and the Board surrounding the Company’s announcement.  Ramius further stated that a “broad evaluation of strategic alternatives” is extremely vague and raises serious questions as to whether the Board will fully consider, without bias, a sale of the Company during the process.

Ramius Partner Managing Director Jeffrey C. Smith stated, “If management and the Board are interested in rebuilding credibility with shareholders, the first step is to answer our questions promptly and honestly.”

Mr. Smith continued, “We would also expect that the Board will immediately form a truly independent special committee to run a real auction process with a publicly stated goal of achieving maximum value through a sale of the Company.”

For further information regarding Ramius’ tender offer, shareholders can visit www.tenderforcypressbio.com.  Otherwise, to contact Ramius directly, shareholders can email contact information to cypbtender@ramius.com.

The full text of the letter follows:

To the Independent Board Members of Cypress Bioscience, Inc.:

Ramius Value and Opportunity Advisors LLC, a subsidiary of Ramius LLC (collectively, “Ramius”), has reviewed the Schedule 14D-9 recommendation filed by Cypress Bioscience Inc. (“Cypress” or the “Company”) on September 28, 2010.  We are disappointed that the Company has rejected our $4.25 per share all-cash offer, which represents a 70% premium to the Company’s unaffected stock price, without engaging or negotiating with us.  Despite this, we are cautiously optimistic about the Company’s announcement that the Board has decided to run a process to explore strategic alternatives in order to maximize value for all Cypress shareholders.  However, we are puzzled by the apparent inconsistencies surrounding the Company’s announcement to undertake this process and have serious concerns about the legitimacy and authenticity of this strategic review process.  Therefore, we ask that the Company provide prompt answers to the following questions and concerns so that we may better understand the Company’s true intentions:

Why should shareholders believe that this process is real?

Management and the Board of Cypress have a credibility problem.  Even in the latest communication with shareholders announcing this process, lead independent director Daniel H. Petree states that the Cypress Board “continues to believe that the Company’s current strategy of developing a portfolio of CNS drug candidates will deliver significant value to Cypress stockholders.”  This raises serious concerns that the Company is pre-disposed to continuing down the destructive path of its CNS pipeline strategy.  It has been made abundantly clear, based on stock performance and public communications from certain significant shareholders, that this pipeline strategy is not supported by your shareholders.  Based on the inclusion of such statements in the Company’s latest communication, why should shareholders have any comfort that the strategic review process is real and that the Company will truly and fully consider a sale of the Company to the highest bidder?

If the Company is truly open to fairly evaluating all strategic alternatives, then why is Chairman and CEO Jay Kranzler making comments to the media that contradict the statements in the SC 14D-9 recommendation?

In an article published in the San Diego Union Tribune on September 28, 2010, the day after the Board’s announcement that it would engage in an evaluation of strategic alternatives to maximize shareholder value, Dr. Kranzler was quoted as saying that “the best way to build shareholder value was to go back to our core strength [of developing CNS drugs]”.  This statement was made on the same day that the Company released its recommendation statement on Schedule 14D-9 and a press release announcing its intention to undertake a process to maximize value.  Does this sound like a Chairman and CEO who is truly open to evaluating all strategic alternatives on a level playing field?  Please explain why we should have any faith that this Board will fairly assess all strategic alternatives when Dr. Kranzler is making public statements that seem to indicate the Board has already pre-determined the conclusion of the strategic alternatives review?

If this process is real, why have we not been contacted?

Two days have elapsed since the Company announced its intention to engage in an evaluation of strategic alternatives to maximize value for all Cypress shareholders.  Not only have we commenced a tender offer to acquire all of the shares we do not currently own at a 70% premium to the unaffected stock price, but we have repeatedly expressed our willingness to allow for a “go shop” period in a definitive agreement or to participate in a true auction process.  We have even publicly stated our willingness to consider raising the value of our offer if given the chance to conduct due diligence.  If management and the Board are truly committed to exploring a process to maximize value for shareholders, why have we not been contacted to begin negotiations?

Since the CNS pipeline strategy has only destroyed value to date, why isn’t the Board committing now to running a full auction process with the intended outcome being a sale of the Company to the highest bidder, instead of a vague strategic review process?

A “broad evaluation of strategic alternatives” is extremely vague and raises serious questions as to whether the Board will fully consider, without bias, a sale of the Company during its strategic review process.  One research analyst already stated in response to the Company’s recommendation statement on Schedule 14D-9 that “we don’t believe that an outright sale of the company is management’s top choice…” even though “a sale…[is] the best outcome for shareholders.” (Gabelli & Company, Inc, September 29, 2010).  Another analyst cited the Company’s announcement as a “lack of a formal auction” (Roth Capital Partners, September 29, 2010).  If the Board truly intends to pursue a sale of the Company, why will the Board not commit to running a full auction process?

Will the Company commit to maintaining the business and financial “status quo” and refrain from doing any additional in-licensing transactions or acquisitions while the process is pending?

Since our original acquisition proposal was announced on July 19, 2010, we have repeatedly asked the Board to refrain from entering into any further material transactions, licensing agreements or business combinations.  Instead, the Board has approved transaction after transaction, each of which has led to an immediate decline in the value of Cypress’ shares in the day following its announcement.  Now, ironically, the Company has put in place a poison pill to, according to the lead independent director, Mr. Petree, “maintain the status quo.”  The “status quo” should also include maintaining the current business and financial profile of the Company by immediately halting any action to enter into or consummate any further material transactions, licensing agreements or business combinations.  Will the Company commit to maintaining the “status quo” from a business and financial perspective during the pendency of the review process?

What is the estimated timetable for this process?

At this juncture, the Company has put forth extremely vague commitments to “engage in a broad evaluation of strategic alternatives.” Given the circumstances surrounding such a process and our ongoing tender offer, shareholders deserve to know what the Board’s expectation is for the timing of such a process, which we believe can and should be completed on an expedited basis.  How can shareholders be comfortable that management and the Board are working with a sense of real urgency to complete the process successfully?

We firmly believe that shareholders, including ourselves as the second largest owners of Cypress, deserve immediate answers to these questions.  As part of your purported newfound commitment to maximizing value for shareholders, we expect that the Board will immediately form a truly independent special committee to run a real auction process with a publicly stated goal of achieving maximum value through a sale of the Company.  To be clear, we believe shareholders are not interested in accepting anything short of a sale of the entire Company to the highest bidder.  A sale of one or more of the Company’s assets, which would allow the Board and management team to retain the cash and pursue its previously stated strategy of purchasing speculative early-stage CNS drugs, is completely unacceptable.  As always, we stand ready, willing, and able to start negotiations with the Company and its advisors to ensure that we are in a position to put forth our best possible offer.

Best Regards,

Jeffrey C. Smith

Partner Managing Director

Ramius LLC

IMPORTANT INFORMATION REGARDING THE TENDER OFFER

Ramius V&O Acquisition LLC, a wholly-owned subsidiary of Ramius Value and Opportunity Advisors LLC, has commenced a tender offer to purchase all of the outstanding shares of common stock of Cypress at $4.25 per share, net to the seller in cash, without interest.  The offer is currently scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, October 13, 2010, unless the offer is extended.

Innisfree M&A Incorporated is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to Innisfree M&A Incorporated.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE SOLICITATION AND THE OFFER TO BUY CYPRESS’ COMMON STOCK IS ONLY BEING MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT RAMIUS LLC HAS FILED (AND WILL FILE) WITH THE SECURITIES AND EXCHANGE COMMISSION.  STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  STOCKHOLDERS MAY OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT http://us.lrd.yahoo.com/SIG=10o1ro8rc/**http%3A//WWW.SEC.GOV/ OR FROM RAMIUS LLC BY CONTACTING INNISFREE M&A INCORPORATED TOLL-FREE AT (877) 717-3936 OR COLLECT AT (212) 750-5833.

The offer is scheduled to expire at 12:00 Midnight, New York City time, on October 13, 2010, unless extended.

About Ramius LLC

Ramius LLC is a registered investment advisor that manages assets in a variety of alternative investment strategies. Ramius LLC is headquartered in New York with offices located in London, Luxembourg, Tokyo, Hong Kong and Munich.